DLA Piper LLP (US)
701 Fifth Avenue, Suite 7000 Seattle, Washington 98104-7044 www.dlapiper.com
Andrew Ledbetter andrew.ledbetter@dlapiper.com T 206.839.4845 F 206.861.5232

June 8, 2012

VIA EDGAR

Kathleen Collins

Accounting Branch Chief

United States Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	AsiaInfo-Linkage, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
File No. 001-15713

Dear Ms. Collins:

This letter is submitted on behalf of AsiaInfo-Linkage, Inc. (the “Company”) with respect to your letter to the Company, dated June 1, 2012 (the “Comment Letter”), which provides comments on behalf of staff of the Division of the Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission regarding the above-referenced filing. The Comment Letter requests that the Company respond within ten business days or advise the Staff when the Company will provide the requested response. As discussed with the Staff by phone, the Company is in the process of preparing its response and plans to provide a response by July 2, 2012.

Please do not hesitate to contact the undersigned if you have any questions.

Sincerely,

/s/ Andrew Ledbetter
Andrew Ledbetter

cc:	Megan Akst (SEC)
Melissa Feider (SEC)
Jun (Michael) Wu (AsiaInfo-Linkage, Inc.)